[LATHAM & WATKINS LLP LETTERHEAD]

January 28, 2010

VIA EDGAR, UPS AND FACSIMILE – (202) 772-9205

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel Jay Knight, Staff Attorney Kyle Moffatt, Account Branch Chief Sharon Virga, Staff Accountant

Re:	Calix Networks, Inc.
Registration Statement on Form S-1 (Registration No. 333-163252)

Ladies and Gentlemen:

On behalf of Calix Networks, Inc. (the “Company” or “Calix”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, three of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on January 22, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted below.

January 28, 2010

Management’s Discussion and Analysis of Financial Condition., page 37

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 42

1.	We note your response to comment one from our letter dated January 8, 2010. Please incorporate your response to discuss the reasons for any variance between your common stock valuation and the expected initial public offering price.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that based upon discussions with the lead underwriters for its initial public offering, the Company is not able at this time to provide a meaningful estimate of the initial public offering price for its common stock.

The Company respectfully references the Memorandum of Response (the “Memorandum of Response”) to the Staff’s comment one from the Staff’s letter dated January 8, 2010, which the Company supplementally provided to the Staff on January 19, 2010, in connection with the filing of the Company’s Amendment No. 2 to the Registration Statement.

Further to prior discussions between Latham & Watkins LLP and the Staff’s examiner, the Company respectfully advises the Staff that the Company will revise its disclosure to incorporate the Company’s discussion of the reasons for any variance between the Company’s common stock valuation and the expected initial public offering price as detailed in the Memorandum of Response once a price range for the Company’s common stock has been estimated.

Executive Compensation, page 90

Compensation Discussion and Analysis, page 90

Competitive Market Review, page 91

2.	We note your response to comment four from our letter dated January 8, 2010. Please disclose more specifically the criteria used to select the companies underlying the compensation surveys that you used.

Response: The Company has revised the disclosure on page 92 in response to the Staff’s comments. The disclosure now provides that the surveys compiled executive compensation data from technology companies based in Northern California having annual revenues of less than $1 billion.

3.	In the first sentence of the last full paragraph on page 92, you state that Semler Brossly Consulting Group, LLC verified an executive compensation review “prepared by an independent consultant.” Please revise to provide more information regarding this independent consultant, such as:

•	identify the consultant;

•	state who hired the consultant;

•	describe the nature and scope of the assignment; and

January 28, 2010

•	describe the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Response: The Company has revised the disclosure on page 93 in response to the Staff’s comments. The disclosure now clarifies that Total Reward Strategies was hired by the Company’s management to assist with general compensation-related projects. In late 2009, management requested that Total Reward Strategies prepare a review that compared the Company’s executive compensation levels to the compensation levels of executives at the Company’s peer group of companies. The review prepared by Total Reward Strategies was verified by Semler Brossy Consulting Group, LLC, and used by the Company’s Compensation Committee in setting 2010 pay levels.

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January 28, 2010

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen

of LATHAM & WATKINS LLP

Enclosures

cc:	Carl Russo, Calix Networks, Inc.

Kelyn Brannon-Ahn, Calix Networks, Inc.

Michael J. Torosian, Esq., Latham & Watkins LLP

Connie Y. Chen, Esq., Latham & Watkins LLP

Mark P. Tanoury, Esq., Cooley Godward Kronish LLP

John T. McKenna, Esq., Cooley Godward Kronish LLP